Exhibit 99.1

Autohome Launches International Offering of Ordinary Shares

BEIJING, March 2, 2021 /PRNewswire/ — Autohome Inc. (NYSE: ATHM) (the “Company” or “Autohome”), China’s leading online destination for automobile consumers, today announced the launch of the international offering of 27,262,000 ordinary shares (including 10,096,800 ordinary shares to be sold by Yun Chen Capital Cayman).

The Company’s American depositary shares (“ADSs”), each representing four ordinary shares of the Company, are listed and traded on the New York Stock Exchange. Investors in the international offering will only be able to purchase ordinary shares and will not be able to take delivery of ADSs.

The Company plans to use the net proceeds from the Offering to invest in the Company’s technology and product development, the incubation of new businesses, the enhancement of the Company’s domestic and overseas presence and the development of an automotive ecosystem and for general corporate purposes.

The international offering is being made only by means of a preliminary prospectus supplement dated March 2, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from China International Capital Corporation Hong Kong Securities Limited, Email: IB_Cullinan@cicc.com.cn, Goldman Sachs (Asia) L.L.C., Email: Prospectus-NY@gs.com (in alphabetical order with no ranking assigned), or Credit Suisse (Hong Kong) Limited, Email: newyork.prospectus@credit-suisse.com.

The proposed international offering is subject to market and other conditions, and there can be no assurance as to whether or when the international offering may be completed, or as to the actual size or terms of the offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company.

About Autohome

Autohome (NYSE: ATHM) is a leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Autohome’s description of the proposed offering in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com